SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 5)*

NAME OF ISSUER:  Cortech, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  22051J100000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin LLP
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    February 10, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   2,000,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  2,000,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   2,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO  XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.80%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Mark W. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   250,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  250,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   250,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.35%

14.      TYPE OF REPORTING PERSON:   IN

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Frederick J. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b)  XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   520,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  520,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   520,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES       NO XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   2.80%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 5 relates to the Schedule 13D filed on October 15, 1997 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.002 per share ("Shares") of Cortech, Inc., a Delaware corporation (the "Company" or "Cortech"). The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 2.  IDENTITY AND BACKGROUND

     (a) (b) and (c) On February 10, 1998, Mark W. Jaindl ("Mark Jaindl") and Frederick J. Jaindl ("Fred Jaindl") acquired respectively 250,000 Shares and 520,000 Shares from Asset Value in a privately negotiated transaction. Mark Jaindl is the son of Fred Jaindl and a director of a company which might be deemed to be under the common control of Asset Value by virtue of common stock ownership. Mark and Fred Jaindl disclaim beneficial ownership of each other's Shares and of Shares owned by Asset Value. Asset Value disclaims beneficial ownership of Shares owned by Mark and Fred Jaindl.

     Mark Jaindl is the President and Chief Executive Officer of the American Bank of the Lehigh Valley, a commercial bank whose principal business address is 4029 West Tilghman Street, Allentown, PA 18104 ("American Bank").

     Fred Jaindl is the sole proprietor of Jaindl Farms (turkey farming), whose principal business address is 3150 Coffeetown Road, Orefield, PA 18069. Fred Jaindl is Chairman of American Bank.

     Mark and Fred Jaindl are the principal stockholders of American Bank.

     (d) During the past five years neither Mark nor Fred Jaindl has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years neither Mark nor Fred Jaindl has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Messrs. Mark and Fred Jaindl are both U.S. citizens.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price of the Shares acquired by Messrs. Mark and Fred Jaindl was $167,625 and $348,660, respectively, or $.6705 per Share. Each of the Jaindls used personal funds in the acquisition.


Item 4.  PURPOSE OF TRANSACTION.

     The Jaindls have purchased the Shares for investment purposes. Although their current intention is to support Asset Value in its previously disclosed objectives with respect to Cortech, including, but not limited to, opposing Cortech's proposed merger with Biostar, Inc., the Jaindls and Asset Value have not entered into any formal agreement. As previously disclosed, Asset Value's request for representation on the Cortech Board was not acted upon.

     Except as disclosed herein or in previous filings, neither Asset Value nor Mark nor Fred Jaindl have any present plans or intentions which would result in or relate to any of the transactions described in sub paragraphs (a) - (j), inclusive, of Item 4 of Schedule 13D.


Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on February 10, 1998, Asset Value owned an aggregate of 2,000,000 or approximately 10.80%, Mark Jaindl owned an aggregate of 250,000 Shares or approximately 1.35% and Fred Jaindl owned an aggregate of 520,000 Shares or approximately 2.80%.

     (b) Asset Value, Mark Jaindl and Fred Jaindl have the sole power to vote and dispose of 2,000,000 Shares (or approximately 10.80%), 250,000 Shares (or approximately 1.35%) and 520,000 Shares (or approximately 2.80%), respectively.

     Percentage ownership is based upon the total Shares reported as outstanding in the Company's Form 10-Q for the quarter ended September 30, 1997.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares effected in the sixty days preceding the date of this Statement and not previously reported by the parties identified in Item 2 hereof, the dates of such transactions, and the per Share purchase or sales price. Such transactions were privately negotiated.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other persons with respect to any securities of the Company.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit C -  Transactions in  Shares effected  in  the past 60 days and not previously reported.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 1998


                                        ASSET VALUE FUND LIMITED PARTNERSHIP

                                        By: Asset Value Management, Inc.
                                        General Partner


                                        By: /s/ John W. Galuchie, Jr.
                                        --------------------------------
                                        John W. Galuchie, Jr.
                                        Treasurer and Secretary



                                        /s/ Mark W. Jaindl
                                        --------------------------------
                                        Mark W. Jaindl



                                        /s/ Frederick J. Jaindl
                                        --------------------------------
                                        Frederick J. Jaindl

                                   EXHIBIT C

       Transactions in Shares for the Past 60 Days Not Previously Reported





Shares sold by Asset Value:


                          Number of Shares                   Price per
  Date                        Sold                             Share*
---------                -----------------                  -----------
02/10/98                  770,000**                           $.6705






Shares purchased by Mark Jaindl:


                          Number of Shares                   Price per
  Date                      Purchased                          Share*
---------                -----------------                  -----------
02/10/98                  250,000**                           $.6705






Shares purchased by Fred Jaindl:


                          Number of Shares                   Price per
  Date                       Purchased                         Share*
---------                -----------------                  -----------
02/10/98                  520,000**                           $.6705




*    Exclusive of brokerage commissions, if any.
**   Privately negotiated transaction.